Hudbay Hosts Analyst Site Visit to Constancia Mine in Peru and Announces Second Quarter 2018 Production Results for Peru Operations

Toronto, Ontario, July 17, 2018 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) announced today that it is hosting a site visit by analysts and investors to its Constancia mine in Peru on July 17-18, 2018. A copy of the site visit presentation, which contains operational and other updates, is available on Hudbay’s website at www.hudbay.com.

Hudbay also today released its second quarter 2018 production results for its Peru operations. All amounts are in US dollars, unless otherwise noted:

		Three months ended		Six months ended
Peru Production Performance		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2018	2017	2018	2017

Ore mined[1]	tonnes	8,744,200	7,337,531	18,233,969	14,550,731
Copper	%	0.47	0.55	0.49	0.55
Gold	g/tonne	0.05	0.04	0.05	0.04
Silver	g/tonne	4.03	3.81	4.11	3.92

Ore milled	tonnes	7,726,606	6,931,690	15,577,775	13,249,299
Copper	%	0.44	0.53	0.47	0.54
Gold	g/tonne	0.05	0.04	0.05	0.04
Silver	g/tonne	3.92	3.91	4.01	4.08
Copper concentrate	tonnes	113,739	118,586	242,286	227,122
Concentrate grade	% Cu	23.58	25.13	24.09	25.10
Copper recovery	%	79.7	80.6	80.3	80.4
Gold recovery	%	44.8	44.8	44.9	44.7
Silver recovery	%	61.2	62.6	61.9	62.4

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

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		Three months ended		Six months ended		Guidance
Contained metal in		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
concentrate produced		2018	2017	2018	2017	2018

Copper	tonnes	26,817	29,798	58,369	57,009	95,000 - 115,000
Gold	oz	5,190	3,802	10,608	7,737
Silver	oz	596,571	546,295	1,242,456	1,085,830
Precious metals[1]	oz	13,713	11,606	28,357	23,249	50,000 - 70,000[2]

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.
2 Initial 2018 guidance for Constancia precious metals production was 65,000 to 85,000 ounces.

Peru Production Review

During the second quarter of 2018, the Peru operations produced 26,817 tonnes of copper, which was approximately 10% lower than production in the second quarter of 2017 as a result of lower copper head grade in accordance with the mine plan, offset in part by higher mill throughput.

Recoveries of copper and silver were slightly lower in the second quarter of 2018, compared to the same period in 2017, while gold recoveries remain unchanged over the same period. Several metallurgical initiatives are being implemented by Hudbay with the intention of increasing copper recoveries as anticipated in the recently filed 2018 Technical Report for Constancia.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production guidance for Constancia and the planned metallurgical initiatives that are being implemented at Constancia with the intention of increasing copper recoveries. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of the processing facilities;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals the company produces;
•	the supply and availability of all forms of energy and fuels at reasonable prices;

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•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
•	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
•	the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•	maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine;
•	no significant unanticipated challenges with stakeholders at the company’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Carla Nawrocki
Director, Investor Relations
(416) 362-7362
carla.nawrocki@hudbay.com